Restoration Robotics, Inc.

128 Baytech Drive

San Jose, CA 95134

December 6, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Thomas Jones

Re:	Restoration Robotics, Inc.
Registration Statement on Form S-3 (Registration No. 333-228562)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Restoration Robotics, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on December 10, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Restoration Robotics, Inc.

By:	/s/ Ryan Rhodes
Ryan Rhodes President and Chief Executive Officer